Exhibit 99.3

32 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone:  +61 8 8363 0388                                Facsimile: +61 8 8132 0766          www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

SUNDANCE ENERGY AUSTRALIA LIMITED QUARTERLY ACTIVITIES REPORT

Sundance Energy Australia Limited (“Sundance” or the “Company”; ASX: SEA) produced approximately 7,000 Boe/d (net) during the first quarter of 2018, exclusive of the recently announced acquisition. Pro forma for the acquisition, the Company estimates it would have produced approximately 8,700 Boe/d during the quarter. As the effective date of the acquisition was October 1, 2017, the Company received the economic benefit of the recently acquired assets’ production from the first quarter.

Exclusive of the acquisition, the Company’s net production, including flare of 38,025 Boe, for the first quarter increased 5% to 630,183 Boe, as compared to 601,631 Boe for the same quarter in 2017.  The average estimated first quarter price received per barrel of oil was US$55.15 and averaged US$40.59 per Boe for all products.

The Company did not bring any new wells into production during the quarter, but it drilled two gross (1.9 net) wells.  The Paloma Ranch 7H and Peeler Ranch EFS 9HC had lateral lengths of 7,799 feet and 6,025 feet, respectively. In addition, the Company was in the process of drilling a third (1.0 net) well at quarter-end, the Peeler Ranch 8HC with a lateral length of 5,778 ft. Drilling was completed and the rig began moving to its next scheduled well, the Allen MCM 1HA on 12 April 2018. This rig is exclusively focused on Sundance’s legacy assets in McMullen and Atascosa counties.

The Company will begin a pad drilling program in the second quarter focused on the newly acquired assets in Live Oak county, with wells coming into production in the late third or early fourth quarter.  Due to the back-loaded nature of its 2018 development program, the Company anticipates an average of 7,000 — 7,500 Boe/d of production during the first half of 2018. As previously announced, the Company expects to average 9,000 — 10,000 Boe/d and 21,000 — 22,000 Boe/d of production during 2018 and 2019, respectively.

During the quarter, the Company announced it had entered into a Purchase and Sale Agreement to acquire approximately 21,900 net acres and 1,700 Boe/d of production in the Eagle Ford from a joint venture operated by Pioneer Natural Resources, USA, Inc. for cash consideration of US$221.5 million, subject to post-closing adjustments. To fund the acquisition, the Company raised US$260.0 million of new equity. In addition, the Company refinanced its existing credit facility contemporaneous with the acquisition closing.

1

The first tranche of the capital raise was completed during the quarter and the Company used the A$61.6 million (US$47.7 million) to pay US$48.0 million to fund the first deposit on the acquisition.

In April 2018, the Company completed the remainder of the capital raise and paid the balance of the adjusted purchase price on 23 April 2018. The Company also extinguished its existing term loan of US$125.0 million and reserve-based loan of US$67.0 million with proceeds from a new term loan of US$250.0 million.

Contemporaneous with the acquisition closing and the refinanced term loan, the Company entered into a new reserve-based loan with a US$250.0 million face value and initial availability of US$87.5 million, less a US$12.0 million Letter of Credit posted for minimum revenue guarantees.

As at 31 March 2018, the Company had US$1.1 million of cash and no additional borrowing capacity on its existing reserve-based loan.  Subsequent to the acquisition, capital raise and refinancing (all of which closed in April), the Company estimated it had approximately US$130.0 million of liquidity, inclusive of US$75.5 million of undrawn borrowing capacity on its new reserve-based loan. The Company expects this liquidity, plus projected EBITDA of US$110.0 million and US$250.0 million of EBITDA in 2018 and 2019, respectively, to be sufficient to fund its 2018 and 2019 development program.

During the quarter, the Company added 1,092,000 bbls of oil hedges with an average floor and ceiling of $50.44 and $57.03 per bbl, respectively. Subsequent to the quarter, but prior to the issuance of this report, the Company added 244,000 bbls of oil hedges (all swaps) with an average price of $64.30 per bbl, bringing the Company’s total hedged position as at 30 April to 3,152,290 bbls covering 2018 — 2022, as shown in the table below:

	Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Mcf)	Floor	Ceiling
2018	1,035,290	$53.10	$57.32	1,926,000	$2.89	$3.14
2019	917,000	$51.59	$54.23	1,692,000	$2.76	$3.26
2020	504,000	$50.01	$56.89	1,416,000	$2.66	$2.72
2021	396,000	$50.40	$56.08	960,000	$2.70	$2.70
2022	300,000	$50.00	$56.90	720,000	$2.76	$2.76
Total	3,152,290	$51.53	$56.15	6,714,000	$2.77	$2.98

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

2

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure       this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

+Rule 5.5

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96 Origin Appendix 8 Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	31 March 2018

Consolidated statement of cash flows

		Current quarter $US’000	Year to date (3 months) $US’000
1.	Cash flows from operating activities	25,896	25,896
1.1	Receipts from customers
1.2	Payments for
	(a) exploration & evaluation	(1,359)	(1,359)
	(b) development	(6,393)	(6,393)
	(c) production	(6,305)	(6,305)
	(d) staff costs	(2,088)	(2,088)
	(e) administration and corporate costs	(1,249)	(1,249)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	—	—
1.5	Interest and other costs of finance paid	(3,719)	(3,719)
1.6	Income taxes paid	(2,301)	(2,301)
1.7	Research and development refunds	—	—
1.8	Other (realised derivatives)	(1,613)	(1,613)
1.9	Net cash from / (used in) operating activities	869	869

2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) property, plant and equipment	(62)	(62)
	(b) tenements (see item 10) (1)	(48,000)	(48,000)
	(c) investments	—	—
	(d) other non-current assets	—	—

+ See chapter 19 for defined terms

1 September 2016

Consolidated statement of cash flows

		Current quarter $US’000	Year to date (3 months) $US’000
2.2	Proceeds from the disposal of:
	(a) property, plant and equipment	—	—
	(b) tenements (see item 10)	—	—
	(c) investments	—	—
	(d) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received	—	—
2.5	Other (provide details if material)	—	—
2.6	Net cash from / (used in) investing activities	(48,062)	(48,062)

(1)         Payments of $48.0 million to acquire tenements during the quarter represent the first deposit on the Acquisition. As noted in Item 10 below, the Company did not acquire the properties until subsequent to quarter-end.

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares	48,908	48,908
3.2	Proceeds from issue of convertible notes	—	—
3.3	Proceeds from exercise of share options	—	—
3.4	Transaction costs related to issues of shares, convertible notes or options (2)	—	—
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material) (3)	(6,415)	(6,415)
3.10	Net cash from / (used in) financing activities	42,493	42,493

(2)         Transaction costs related to issuance of shares were settled in the second quarter with the completion of the Conditional Placement portion of the capital raise.

(3)         The Company entered into a revenue advance agreement with its oil purchaser under which the purchaser advanced the Company $30 million in the third quarter 2017. The Company began repaying the advance in October 2017 at a rate of $20 per gross barrel of oil produced (rate changed to $25 per gross barrel beginning in January 2018). In March 2018, the Company entered into a Tolling Agreement with the oil purchaser to defer repayment until the Company’s Refinancing.    The outstanding $11.8 million of the advance was fully repaid in April as a condition of the Refinancing.

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	5,761	5,761
4.2	Net cash from / (used in) operating activities (item 1.9 above)	869	869
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(48,062)	(48,062)

+ See chapter 19 for defined terms

1 September 2016

Consolidated statement of cash flows

		Current quarter $US’000	Year to date (3 months) $US’000
4.4	Net cash from / (used in) financing activities (item 3.10 above)	42,493	42,493
4.5	Effect of movement in exchange rates on cash held	5	5
4.6	Cash and cash equivalents at end of period	1,066	1,066

		Current quarter $US’000	Previous quarter $US’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	1,066	5,761
5.2	Call deposits	—	—
5.3	Bank overdrafts	—	—
5.4	Other (provide details)	—	—
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	1,066	5,761

Current quarter $US’000
6.	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	195
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

6.1       Includes cash payments for salaries and fees paid to directors during the quarter.

Current quarter $US’000
7.	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	NIL
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

+ See chapter 19 for defined terms

1 September 2016

		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
8.	Financing facilities available Add notes as necessary for an understanding of the position
8.1	Loan facilities (1)	192,000	192,000
8.2	Credit standby arrangements	—	—
8.3	Other (please specify) (2)	11,779	11,779
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

(1)         Morgan Stanley credit facility comprised of a $67 million revolving facility ($67 million drawn) and $125 million term loan ($125 million drawn). The interest rate on the credit facility ranged from 4.2%-8.3% for the quarter. The loans are secured by the Company’s oil and gas properties. Subsequent to quarter-end, the Company refinanced the existing term and revolving facilities with a $250 million refinanced term and an undrawn $87.5 million refinanced revolving facility (with a $12 million outstanding letter of credit as at the date of this report).

(2)         The Company entered into a revenue advance agreement with its oil purchaser, under which the purchaser advanced the Company $30 million in the third quarter 2017. The Company began repaying the advance in October 2017 at a rate of $20 per gross barrel of oil produced ($25 per gross barrel beginning in January 2018). The full outstanding amount of $11.8 million was repaid in April in as a condition of the Refinancing. The advance had an interest rate of 10%.

		$US’000
9.	Estimated cash outflows for next quarter (1)
9.1	Exploration and evaluation	(4,400)
9.2	Development	(35,500)
9.3	Production	(9,300)
9.4	Staff costs	(2,500)
9.5	Administration and corporate costs	(1,800)
9.6	Other (provide details if material) (2)	(203,688)
9.7	Total estimated cash outflows	(257,188)

(1)   Estimated cash outflows do not include payment for costs incurred prior to the next quarter. The Company expects to paydown a significant portion of its accounts payable and accrued balances outstand at 31 March 2018, but the amounts are not reflected herein.

(2)   Other includes final payment on the acquisition of $172.1 million, repayment of the outstanding revenue advanced by its oil purchaser of $11.8 million, transaction costs related to the acquisition and capital raise of $19.8 million (includes commissions paid to brokers). In April, the Company fully repaid the outstanding $192.0 million of its existing credit facilities, but as the refinancing resulted in a net cash inflow, the amounts are not reflected in the above cash outflows schedule.

		Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.	Changes in tenements (items 2.1(b) and 2.2(b) above)
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	Eagle Ford	Non-core expiration of 9,126 net acres and minor true-ups (1)	45,250	36,725
10.2	Interests in mining tenements and petroleum tenements acquired or increased

(1) Subsequent to quarter end, the Company acquired 21,900 net Eagle Ford acres in its core area.

+ See chapter 19 for defined terms

1 September 2016

Compliance statement

1                              This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2                              This statement gives a true and fair view of the matters disclosed.

Sign here: .	Date: 30 April 2018
Managing Director and Chief Executive Officer

Print name:                                 Eric McCrady

Notes

1.                           The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.                           If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.                           Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms

1 September 2016